United States securities and exchange commission logo





                             March 18, 2021

       Or Offer
       Chief Executive Officer
       Similarweb Ltd.
       121 Menachem Begin Rd.
       Tel Aviv-Yafo 6701203, Israel

                                                        Re: Similarweb Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
18, 2021
                                                            CIK No. 0001842731

       Dear Mr. Offer:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Summary
       Overview, page 1

   1. Please clarify the significance of the Fortune 500 companies in the technology, financial services, retail,
household product and retail industries that you reference in the prospectus summary. For
example, explain whether these companies are among your
                                                        customers that have
generated more than $100,000 in ARR as of December 31, 2020.
       Risk Factors
       A reduction or decline in participation..., page 19

   2. You state that you collect anonymized user data by accessing Google Analytics or other
 Or Offer
FirstName
SimilarwebLastNameOr   Offer
            Ltd.
Comapany
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         direct measurement metrics provided by website and app owners. To the extent material,
         please revise this risk factor to include a discussion of Google   s
plans next year to stop
         using or investing in tracking technologies that uniquely identify web users as they move from site to site across the internet.
We rely upon third-party providers..., page 27

3.       Please disclose the material terms of your agreement with Amazon Web
Services,
         including the term and any termination provisions
Our financial results may fluctuate..., page 33

4. Please disclose the average length of your sales cycle with your enterprise customers as compared to your small-to-medium sized businesses and briefly describe the uncertainties associated with sales to your enterprise customers.
We have a credit facility..., page 36

5. Please clarify whether the credit agreement is secured by substantially all of your assets.
Our amended and restated articles of association..., page 59

6. We note that your forum selection provision identifies federal courts as the exclusive forum for claims brought pursuant to the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such a provision.
Provisions of Israeli law..., page 60

7. Please briefly describe each of the provisions in your amended and restated articles of association that require the approval of greater than a majority of the total voting power to amend.
Capitalization, page 69

8. Please review this table for accuracy and revise as appropriate. For example, in the
         "actual" column, you disclose total shareholders' equity of $145 million as of December
         31, 2020 rather than total shareholders' deficit of the same amount. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 74

9. You disclose on page 76 that you provide free access to basic services through your website and a popular browser extension. Please revise to clarify if you own the browser extension or it is the property of a third-party. If you have partnered with a third party to receive data via the browser extension, please tell us the name of the third party, supplementally describe how this partnership works (including the material contract terms) and quantify the extent to which the 20 million users of these free offerings
 Or Offer
FirstName
SimilarwebLastNameOr   Offer
            Ltd.
Comapany
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         accessed those services via the browser extension.
COVID-19, page 76

10. To the extent material, please revise to provide more specific disclosure of the impact of
         COVID-19 on your revenues and results of operations. Include a quantitative discussion of the expenses that you said were at "historical levels beginning in the third quarter of
         2020."
Key Factors affecting our performance, page 77

11. You state that the aggregate net dollar-based retention rate for all of your customers has been greater than 100% for the last seven quarters, and for customers generating over
         $100,000 in ARR your aggregate NRR has been greater than 110% over the same time period. Please specify the net dollar-based retention rate for each quarter and discuss any material trends over that period.
Revenue, page 82

12. Please revise your discussion of revenue to quantify the increase in customers in the
         United States and Europe during the periods discussed. Please also revise to quantify, if possible, the impact of any changes in subscription rates charged to customers. Please refer to Item 303(a)(3)(iii) of Regulation S-K.
Credit Facilities, page 88

13. We note that your credit facility with Silicon Valley Bank includes minimum liquidity requirements both before and after consummation of your initial public offering. Please revise to clarify how liquidity is defined for purposes of these financial covenants. Please similarly revise your disclosures on page F-21.
Business
Data Collection, page 105

14. So that we may better understand your business, please tell us more about your data acquisition process and revise your disclosures accordingly. For example, for each of the four data sources described on page 105, please tell us the extent to which you have contractual arrangements with these entities to share their data with you and describe the material terms of those arrangements. If you acquire a significant portion of your data from small number of suppliers, please revise to quantify and disclose those supplier concentrations.
Principal Shareholders, page 133

15. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Anglo-Peacock Nominees Limited and NNV Holdings B.V.
 Or Offer
Similarweb Ltd.
March 18, 2021
Page 4
Consolidated Audited Financial Statements
8. Credit facility and loans, page F-20

16. Please revise to disclose the limitations placed upon you by the Silicon Valley Bank credit facility. For example, your disclosures on page 88 reference limitations on indebtedness, mergers, sales of assets and dividends (among others).
General

17. Please disclose the source of the following assertions in your prospectus:
           You provide a leading platform for digital intelligence (pages 1, 74 and 96); and
           You are recognized as the standard of measure in the digital world (pages 2 and 97).
18. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameOr Offer
                                                             Division of
Corporation Finance
Comapany NameSimilarweb Ltd.
                                                             Office of
Technology
March 18, 2021 Page 4
cc:       Nicole Brookshire, Esq.
FirstName LastName